Exhibit 99.1

Baidu Announces Third Quarter 2013 Results

BEIJING, China, October 29, 2013 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), the leading Chinese language Internet search provider, today announced its unaudited financial results for the third quarter ended September 30, 20131.

Third Quarter 2013 Highlights

•	Total revenues in the third quarter of 2013 were RMB8.892 billion ($1.453 billion), a 42.3% increase from the corresponding period in 2012.

•	Operating profit in the third quarter of 2013 was RMB3.338 billion ($545.4 million), a 1.2% increase from the corresponding period in 2012.

•	Net income attributable to Baidu in the third quarter of 2013 was RMB3.048 billion ($498.0 million), a 1.3% increase from the corresponding period in 2012. Diluted earnings attributable to Baidu per ADS for the third quarter of 2013 were RMB8.63 ($1.41); diluted earnings attributable to Baidu per ADS excluding share-based compensation expenses (non-GAAP) for the third quarter of 2013 were RMB9.04 ($1.48).

“We were pleased to see strong results in the third quarter as revenue remained on a solid growth trajectory,” said Robin Li, chairman and chief executive officer of Baidu. “Mobile search revenues in particular continued to grow at an exciting pace as more of our customers recognize the benefits of mobile marketing on the Baidu platform.”

Mr. Li continued, “I am proud of the progress we made during the quarter. Our flagship mobile products like search and maps continue to gain momentum. We solidified our mobile native app distribution capabilities with the 91 Wireless acquisition. And we introduced search-enabled Light Apps, which will allow users to more easily discover long tail app content, and will offer developers a powerful distribution channel in Baidu mobile search.”

“Our focus on investment continues, and we are now seeing real returns, particularly in mobile user adoption and in monetization,” commented Jennifer Li, Baidu’s chief financial officer. “In the quarters ahead, we will continue to invest aggressively in order to position ourselves well in this rapidly developing mobile market.”

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.1200 to US$1.00, the effective noon buying rate as of September 30, 2013, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Third Quarter 2013 Results

Baidu reported total revenues of RMB8.892 billion ($1.453 billion) for the third quarter of 2013, representing a 42.3% increase from the corresponding period in 2012.

Online marketing revenues for the third quarter of 2013 were RMB8.848 billion ($1.446 billion), representing a 41.7% increase from the corresponding period in 2012. Baidu had about 464,000 active online marketing customers in the third quarter of 2013, representing a 19.0% increase from the corresponding period in 2012 and a 0.9% decrease from the second quarter of 2013.

Revenue per online marketing customer for the third quarter was approximately RMB19,100 ($3,121), a 19.4% increase from the corresponding period in 2012 and a 18.6% increase compared to the second quarter of 2013.

Traffic acquisition cost (TAC) as a component of cost of revenues was RMB1.039 billion ($169.7 million), representing 11.7% of total revenues, compared to 8.6% in the corresponding period in 2012 and 11.6% in the second quarter of 2013. The increase mainly reflects the increased contribution of contextual ads and hao123 promotions through our network.

Bandwidth costs as a component of cost of revenues were RMB512.6 million ($83.8 million), representing 5.8% of total revenues, compared to 4.3% in the corresponding period in 2012. Depreciation costs as a component of cost of revenues were RMB369.4 million ($60.4 million), representing 4.2% of total revenues, compared to 4.4% in the corresponding period in 2012. The year-over-year increase in bandwidth costs was mainly due to the consolidation of iQiyi.

Content costs as a component of cost of revenues were RMB222.2 million ($36.3 million), representing 2.5% of total revenues, compared to 0.5% in the corresponding period in 2012, and 2.0% in the previous quarter. The increase was mainly due to iQiyi.

Selling, general and administrative expenses were RMB1.384 billion ($226.2 million), representing an increase of 115.4% from the corresponding period in 2012, primarily due to promotional expenses for mobile products.

Research and development expenses were RMB1.091 billion ($178.2 million), a 77.5% increase from the corresponding period in 2012, primarily due to an increase in the number of research and development personnel.

Share-based compensation expenses, which were allocated to related operating costs and expense line items, were RMB143.1 million ($23.4 million) in the third quarter of 2013, compared to RMB56.7 million in the corresponding period in 2012 and RMB83.3 million in the second quarter of 2013.

Operating profit was RMB3.338 billion ($545.4 million), representing a 1.2% increase from the corresponding period in 2012. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB3.481 billion ($568.8 million), a 3.8% increase from the corresponding period in 2012.

Income tax expense was RMB588.1 million ($96.1 million), compared to income tax expense of RMB467.7 million in the corresponding period in 2012. The effective tax rate for the third quarter of 2013 was 16.3%, as compared to 13.5% for the corresponding period in 2012, and 16.3% in the previous quarter.

Net income attributable to Baidu was RMB3.048 billion ($498.0 million), representing a 1.3% increase from the corresponding period in 2012. Basic and diluted earnings per ADS for the third quarter of 2013 amounted to RMB8.65 ($1.41) and RMB8.63 ($1.41), respectively.

Net income attributable to Baidu excluding share-based compensation expenses (non-GAAP) was RMB3.191 billion ($521.4 million), a 4.1% increase from the corresponding period in 2012. Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the third quarter of 2013 amounted to RMB9.06 ($1.48) and RMB9.04 ($1.48), respectively.

As of September 30, 2013, the Company had cash, cash equivalents and short-term investments of RMB43.300 billion ($7.075 billion). Net operating cash inflow for the third quarter of 2013 was RMB4.295 billion ($701.8 million). Capital expenditures for the third quarter of 2013 were RMB779.6 million ($127.4 million).

Adjusted EBITDA (non-GAAP), defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB3.998 billion ($653.2 million) for the third quarter of 2013, representing a 7.3% increase from the corresponding period in 2012.

Outlook for Fourth Quarter 2013

Baidu currently expects to generate total revenues in an amount ranging from RMB9.220 billion ($1.507 billion) to RMB9.480 billion ($1.549 billion) for the fourth quarter of 2013, representing a 45.5% to 49.6% year-over-year increase. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:00 PM on October 29, 2013, U.S. Eastern Time (8:00 AM on October 30, 2013, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:	+65-6723-9381
U.S.:	+1-845-675-0437
UK:	+44-20-3059-8139
Hong Kong:	+852-2475-0994

Passcode for all regions: 86667396

A replay of the conference call may be accessed by phone at the following number until November 5, 2013:

International: +61-2-8199-0299

Passcode: 86667396

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the fourth quarter 2013 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses and basic and diluted earnings per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses, particularly share-based compensation expenses, that may not be indicative of its operating performance or financial condition from a cash perspective. Baidu believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu has computed its non-GAAP financial measures using the same consistent method from quarter to quarter since April 1, 2006. Baidu believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. A limitation of using non-GAAP adjusted EBITDA is that it does not include all items that impact the Company’s net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.

For investor and media inquiries, please contact:

China

Victor Tseng

Baidu, Inc.

Tel: +86-10-5992-7244

ir@baidu.com

Nick Beswick

Brunswick Group LLC

Tel: +86-10-5960-8600

baidu@brunswickgroup.com

U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

Email: baidu@brunswickgroup.com

Baidu, Inc.

Condensed Consolidated Balance Sheets

	September 30	December 31
(In RMB thousands except for number of shares and per share data)	2013	2012
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	17,811,025	11,880,632
Restricted cash	466,874	395,029
Short-term investments	25,489,360	20,604,223
Accounts receivable, net	2,182,030	1,253,483
Deferred tax assets, net	297,240	160,315
Other assets, current	1,379,480	380,407

Total current assets	47,626,009	34,674,089

Non-current assets:
Fixed assets, net	4,600,252	3,887,877
Intangible assets, net	2,304,528	1,587,665
Goodwill	6,202,427	3,877,564
Long-term investments, net	2,133,682	803,499
Deferred tax assets, net	48,574	53,303
Other assets, non-current	1,028,683	784,893

Total non-current assets	16,318,146	10,994,801

Total assets	63,944,155	45,668,890

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	25,050	0
Accounts payable and accrued liabilities	5,765,072	3,806,836
Customer advances and deposits	2,542,911	2,067,586
Deferred revenue	119,915	94,121
Deferred income	72,287	64,506
Long-term loans, current portion	0	2,170,978
Capital lease obligation	34,130	32,502

Total current liabilities	8,559,365	8,236,529

Non-current liabilities:
Deferred income	370,891	190,000
Long-term loans	2,482,333	356,589
Notes payable	15,283,757	9,336,686
Deferred tax liabilities	885,183	289,482
Capital lease obligation	18,674	44,479

Total non-current liabilities	19,040,838	10,217,236

Total liabilities	27,600,203	18,453,765

Redeemable noncontrolling interests	892,696	1,033,283

Equity

Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,202,710 shares and 27,319,703 shares issued and outstanding as at December 31, 2012 and September 30, 2013	12	12

Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,763,000 shares and 7,674,300 shares issued and outstanding as at December 31, 2012 and September 30, 2013	3	3
Additional paid-in capital	2,330,045	2,095,273
Retained earnings	31,751,481	24,038,219
Accumulated other comprehensive income (loss)	1,003,693	(78,278)

Total Baidu, Inc. shareholders’ equity	35,085,234	26,055,229
Noncontrolling interests	366,022	126,613
Total equity	35,451,256	26,181,842

Total liabilities, redeemable noncontrolling interests, and equity	63,944,155	45,668,890

Baidu, Inc.

Condensed Consolidated Statements of Income

	Three Months Ended
	September 30,	September 30,	June 30,
(In RMB thousands except for share, per share (or ADS) information)	2013	2012	2013
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	8,847,987	6,246,009	7,539,133
Other services	43,671	4,711	21,682

Total revenues	8,891,658	6,250,720	7,560,815

Operating costs and expenses:
Cost of revenues (note 1, 2)	(3,078,969)	(1,696,512)	(2,637,118)
Selling, general and administrative (note 2)	(1,384,399)	(642,788)	(1,078,066)
Research and development (note 2)	(1,090,549)	(614,541)	(941,766)

Total operating costs and expenses	(5,553,917)	(2,953,841)	(4,656,950)

Operating profit	3,337,741	3,296,879	2,903,865

Other income:
Interest income	348,822	228,330	317,811
Interest expense	(118,381)	(24,002)	(91,249)
Foreign exchange loss, net	(676)	(2,359)	(6,382)
Income (loss) from equity method investments	215	(69,312)	84
Other income, net	36,815	29,656	27,341

Total other income	266,795	162,313	247,605

Income before income taxes	3,604,536	3,459,192	3,151,470

Income taxes	(588,067)	(467,699)	(513,170)

Net income	3,016,469	2,991,493	2,638,300

Less: net loss attributable to noncontrolling interests	(31,512)	(16,208)	(5,589)
Net income attributable to Baidu, Inc.	3,047,981	3,007,701	2,643,889

Earnings per share for Class A and Class B ordinary shares:
Net income attributable to Baidu, Inc.-Basic	86.47	86.02	75.19
Net income attributable to Baidu, Inc.-Diluted	86.34	85.94	75.15

Earnings per ADS (1 Class A ordinary share equals 10 ADSs ):
Net income attributable to Baidu, Inc.-Basic	8.65	8.60	7.52
Net income attributable to Baidu, Inc.-Diluted	8.63	8.59	7.52

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	34,985,689	34,946,375	34,975,728
Diluted	35,041,729	34,979,732	34,994,400

(1) Cost of revenues are detailed as follows:
Sales tax and surcharges	(649,496)	(427,145)	(544,958)
Traffic acquisition costs	(1,038,641)	(538,192)	(879,971)
Bandwidth costs	(512,644)	(266,871)	(457,287)
Depreciation costs	(369,403)	(274,960)	(356,979)
Operational costs	(280,204)	(154,632)	(243,229)
Content costs	(222,224)	(32,309)	(150,652)
Share-based compensation expenses	(6,357)	(2,403)	(4,042)

Total cost of revenues	(3,078,969)	(1,696,512)	(2,637,118)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(6,357)	(2,403)	(4,042)
Selling, general and administrative	(49,167)	(18,294)	(22,135)
Research and development	(87,620)	(36,023)	(57,107)

Total share-based compensation expenses	(143,144)	(56,720)	(83,284)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended September 30, 2012			Three months ended June 30, 2013			Three months ended September 30, 2013
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Operating profit	3,296,879	56,720	3,353,599	2,903,865	83,284	2,987,149	3,337,741	143,144	3,480,885

	Three months ended September 30, 2012			Three months ended June 30, 2013			Three months ended September 30, 2013
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Net income attributable to Baidu, Inc.	3,007,701	56,720	3,064,421	2,643,889	83,284	2,727,173	3,047,981	143,144	3,191,125

(*)	The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended	As a % of	Three months ended	As a % of	Three months ended	As a % of
	September 30, 2012	total revenues	June 30, 2013	total revenues	September 30, 2013	total revenues
Net cash provided by operating activities	3,779,180	61%	3,205,046	42%	4,295,062	48%

Changes in assets and liabilities, net of effects of acquisitions	(360,530)	-6%	6,321	0%	(618,730)	-7%
Income taxes expenses	467,699	8%	513,170	7%	588,067	7%
Interest income and other, net	(162,313)	-3%	(247,605)	-3%	(266,795)	-3%

Adjusted EBITDA	3,724,036	60%	3,476,932	46%	3,997,604	45%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.